VIA EDGAR

August 30, 2016

Re:	Medley Management, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 18, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed August 11, 2016

File No. 001-36638

Michael Clampitt

Senior Attorney

Office of Financial Services

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Clampitt:

I am writing on behalf of Medley Management, Inc. (“Medley”) to request that Medley be permitted to respond by September 9, 2016 to your letter dated August 15, 2016 regarding the Securities and Exchange Commission Staff’s review of Medley’s (i) Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 18, 2016 and (ii) Form 10-Q for the Fiscal Quarter Ended June 30, 2016 filed on August 11, 2016. Medley requests the additional time to permit it to complete the preparation and review of the requested response.

Please do not hesitate to call me at (415) 321-3180 with any questions.

Very truly yours,

/s/ John D. Fredericks

John D. Fredericks

cc:	Medley Management, Inc.

Richard T. Allorto Jr.